Exhibit 99.1

Press Release

Brussels / 19 May 2020 / 7:00am CET

The enclosed information constitutes regulated information as defined in the Belgian Royal Decree of 14 November 2007 regarding the duties of issuers of financial instruments which have been admitted for trading on a regulated market.

AB InBev announces additional information

regarding its Annual Shareholders’ Meeting

in light of the COVID-19 pandemic

19 May 2020 – Anheuser-Busch InBev (Euronext: ABI) (NYSE: BUD) (MEXBOL: ANB) (JSE: ANH) (“AB InBev” or the “Company”) announces today that its ordinary and extraordinary shareholders’ meeting to be held on 3 June 2020 (the “Meeting”) will take place without physical attendance of shareholders, in accordance with the Belgian royal decree n°4 of 9 April 2020. The Company noted in the convening notice of the Meeting that it may proceed on that basis and believes it appropriate to do so in light of the measures and recommendations of public authorities relating to the COVID-19 pandemic and the Company’s best judgment about how to safely proceed.

An updated version of the convening notice can be found on the Company’s website at www.ab-inbev.com/investors/corporate-governance/shareholder-meetings.

ORGANIZATION OF THE MEETING

The organization of the Meeting without physical attendance of shareholders will allow shareholders to vote remotely or by proxy. The Meeting will be recorded and an audiocast will be accessible after the Meeting on the Company’s website at www.ab-inbev.com/investors/corporate-governance/shareholder-meetings.

Shareholders who wish to ask questions in relation to items on the agenda and who have complied with the registration formalities for the Meeting are invited to submit their questions in writing prior to the Meeting. Such questions should be sent by letter or e-mail to Mr. Jan Vandermeersch, Anheuser-Busch InBev SA/NV, Brouwerijplein 1, 3000 Leuven, Belgium (e-mail: jan.vandermeersch@ab-inbev.com) no later than 30 May 2020, 5.00 pm (CET). These questions will be addressed orally by the Company during the Meeting so that shareholders will be able to hear the answers in the recorded audiocast.

PARTICIPATION

Shareholder voting will only be possible by correspondence in advance of the Meeting or by giving a proxy to a Company designated person. The forms for the vote by correspondence or by proxy are available on the Company’s website at www.ab-inbev.com/investors/corporate-governance/shareholder-meetings.

ab-inbev.com

Press Release

Brussels / 19 May 2020 / 7:00am CET

The deadline to submit the signed forms for the vote by correspondence or by proxy is 30 May 2020 at 5.00 pm (CET). The deadline for the submission by institutional investors of their electronic vote by correspondence via the Proximity platform is 2 June 2020 at 10.00 am (CET).

Votes by correspondence already submitted remain valid. Likewise, proxies already submitted with express voting instructions remain valid. Details of the organization of the Meeting are set forth in the updated convening notice that is available on the Company’s website at www.ab-inbev.com/investors/corporate-governance/shareholder-meetings.

About Anheuser-Busch InBev

Anheuser-Busch InBev is a publicly traded company (Euronext: ABI) based in Leuven, Belgium, with secondary listings on the Mexico (MEXBOL: ANB) and South Africa (JSE: ANH) stock exchanges and with American Depositary Receipts on the New York Stock Exchange (NYSE: BUD). Our Dream is to bring people together for a better world. Beer, the original social network, has been bringing people together for thousands of years. We are committed to building great brands that stand the test of time and to brewing the best beers using the finest natural ingredients. Our diverse portfolio of well over 500 beer brands includes global brands Budweiser®, Corona® and Stella Artois®; multi-country brands Beck’s®, Hoegaarden®, Leffe® and Michelob Ultra®; and local champions such as Aguila®, Antarctica®, Bud Light®, Brahma®, Cass®, Castle®, Castle Lite®, Cristal®, Harbin®, Jupiler®, Modelo Especial®, Quilmes®, Victoria®, Sedrin®, and Skol®. Our brewing heritage dates back more than 600 years, spanning continents and generations. From our European roots at the Den Hoorn brewery in Leuven, Belgium. To the pioneering spirit of the Anheuser & Co brewery in St. Louis, US. To the creation of the Castle Brewery in South Africa during the Johannesburg gold rush. To Bohemia, the first brewery in Brazil. Geographically diversified with a balanced exposure to developed and developing markets, we leverage the collective strengths of approximately 170,000 employees based in nearly 50 countries worldwide. For 2019, AB InBev’s reported revenue was 52.3 billion USD (excluding JVs and associates).

ANHEUSER-BUSCH INBEV CONTACTS

Investors	Media
Lauren Abbott	Pablo Jimenez
Tel: +1 212 573 9287	Tel: +1 212 284 0158
E-mail: lauren.abbott@ab-inbev.com	E-mail: pablo.jimenez@ab-inbev.com

Mariya Glukhova	Ingvild Van Lysebetten
Tel: +32 16 276 888	Tel: +32 16 276 608
E-mail: mariya.glukhova@ab-inbev.com	E-mail: Ingvild.vanlysebetten@ab-inbev.com

Jency John	Fallon Buckelew
Tel: +1 646 746 9673	Tel: +1 310 592 6319
E-mail: jency.john@ab-inbev.com	E-mail: fallon.buckelew@ab-inbev.com

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